Exhibit 99.2

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK
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CREDE CG III, LTD. Plaintiff, v. FREESEAS INC., Defendant.	: : : : : : : : : : :	Index No. 653328/2013 ORDER APPROVING FAIRNESS, TERMS AND CONDITIONS OF EXCHANGE AND ISSUANCE PURSUANT TO SECTION 3(A)(10) OF THE SECURITIES ACT OF 1933, AS AMENDED
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This matter having come for a hearing on October 9, 2013, to approve the fairness of the proposed terms and conditions of the proposed exchange and the issuance of securities in this matter as described herein and reflected in the Exchange Agreement, dated September 26, 2013 (the "Claims Exchange Agreement"), by and between Crede CG III, Ltd. ("Crede") and FreeSeas Inc. ("FreeSeas"), and the Court having first held a hearing as to the fairness (including fairness to Crede) of the terms and conditions of (1) the proposed exchange and transactions contemplated by the Claims Exchange Agreement and (2) the proposed offer and issuance of the Shares (as defined below) by FreeSeas to Crede in exchange for Crede's release of its claims against FreeSeas, the Court hereby finds as follows.

The Court was advised prior to this hearing that FreeSeas will rely on the exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 3(a)(10) of the Securities Act to issue a number of shares of common stock of FreeSeas to Crede as determined pursuant to Section I of the Claims Exchange Agreement (the "Shares") in exchange for Crede's claims specified in the Claims Exchange Agreement based on this Court's finding of fairness (including fairness to Crede) and approval of the terms and conditions of (I) the proposed exchange and transactions contemplated by the Claims Exchange Agreement and (2) the offer and issuance of the Shares by FreeSeas to Crede in exchange for Crede's aims against FreeSeas.

The Court's finding of fairness (including fairness to Crede) as set forth above shall be a finding of fairness (including fairness to Crede) both procedurally and substantively.

The fairness hearing was scheduled upon the consent of Crede and FreeSeas, Crede had adequate notice of the fairness hearing and Crede is the only party to this action to whom Shares will be issued pursuant to the Claims Exchange Agreement. The fairness hearing was open to Crede, and Crede was represented by counsel at the fairness hearing. At the fairness hearing, Crede acknowledged that it had received adequate notice of the hearing and supported the entry of this Order.

IT IS, THEREFORE,

ORDERED, that the Court (x) finds that the following are fair (including fair to Crede, the only party to whom the Shares will be issued), and approves as fair, both procedurally and substantively within the meaning of Section 3(a)(10) of the Securities Act and (y) hereby approves the following: (i) the proposed exchange and transactions contemplated by the Claims Exchange Agreement (including the terms and conditions thereof) and (ii) the offer and issuance of the Shares by FreeSeas to Crede in exchange for Crede's claims against FreeSeas (including the terms and conditions thereof),

ORDERED, that the offer and issuance of the Shares by FreeSeas to Crede is hereby exempt from registration under Section 3(a)(10) of the Securities Act; and it is further

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ORDERED, that this Court shall retain jurisdiction to enforce the terms and conditions of the Claims Exchange Agreement.

SO ORDERED:

_____/s/ MELVIN L. SCHWEITZER_____
J.S.C.

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